Exhibit 99.1

500.com Entered into an Agreement to Acquire Bitcoin Mining Machines

SHENZHEN, China, January 11, 2021 /PRNewswire/ -- 500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), today announced that it has entered into a definitive purchase agreement (the “Agreement”) with certain non-U.S. persons (the “Sellers”) pursuant to which the Company expects to issue approximately US$14.4 million worth of its Class A ordinary shares as consideration to acquire bitcoin mining machines owned by the Sellers.

The Company expects to issue 11,882,860 newly-issued Class A ordinary shares valued at US$1.21 per share, corresponding to US$12.10 per American Depositary Share (“ADS”) (based on the ratio of ten ordinary shares per ADS), the closing trading price of the Company’s ADSs on January 8, 2021, the last trading day prior to the date of the Agreement, for a total consideration of approximately US$14.4 million to acquire bitcoin mining machines owned by the Sellers including such models as the S17, T17, M20s and S9. This transaction is subject to the completion of certain conditions precedent to the closing of the transaction, including the Sellers’ satisfactory completion of required closing conditions. There can be no assurance that the closing conditions will be satisfied, or that the proposed transaction will be consummated.

Assuming no delay to the timetable, this transaction is expected to close in the first quarter of 2021. Upon the consummation of the transaction, the Company plans to install all bitcoin mining machines acquired from the Sellers within four weeks. The Company expects to begin generating revenue from bitcoin mining in the first half of 2021. The total hash power capacity of the bitcoin mining machines acquired in this transaction is estimated to be approximately 918.5 PH/S.

About 500.com Limited

500.com Limited (NYSE: WBAI) is a leading online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited

ir@500wan.com

Ms. Danni Zheng

Phone: +86 755 8633 8005